PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
         FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU,
                             TOKYO 100-0011, JAPAN
            TELEPHONE (813) 3597-8101    FACSIMILE (813) 3597-8120



                               September 7, 2006



VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC, 20549, U.S.A.
Attention:  Ms. Cecilia D. Blye
            Chief, Office of Global Security Risk


                     Mitsubishi UFJ Financial Group, Inc.
               Form 20-F/A for Fiscal Year Ended March 31, 2005
               ------------------------------------------------


Dear Ms. Blye:

              We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the "Registrant") in response to your letter, dated August 16, 2006, addressed to Mr. Nobuo Kuroyanagi, the Registrant's President and Chief Executive Officer. We appreciate the Staff's review of and comments to the Registrant's previous annual report on Form 20-F/A for the fiscal year ended March 31, 2005 (the "Form 20-F/A").

              Set forth below are the comments of the Staff together with the Registrant's responses to those comments.

              COMMENT NO. 1. We note on your website that you have a representative office in Iran. In addition, public media reports indicate that you have loaned monies to Iranian financial institutions and other entities affiliated with the Iranian government. Iran is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to U.S. economic sanctions and export controls. Your Form 20-F contains no information regarding your business activities related to, or contacts with Iran. Please describe for us in reasonable detail the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Iran, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. Describe any business contacts with individuals or entities affiliated with or controlled by the Iranian government. Identify any state-owned entities that have received financing form, or arranged by, you, and the uses made of the funds received.

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U.S. Securities and Exchange Commission                                      2


              RESPONSE  TO COMMENT NO. 1. The  Registrant  has advised us that its operations with entities in Iran are limited and consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. These loans and services were provided by the Registrant's wholly owned subsidiary, The Bank of
Tokyo-Mitsubishi UFJ, Ltd. (including its predecessors, The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited).

              As of March 31, 2006, the total outstanding amount of such loans made by the Registrant to entities in or affiliated with Iran and other countries identified as state sponsors of terrorism (Cuba, North Korea, Sudan and Syria) did not exceed $1,100 million, representing less than 0.1% of its total assets as of March 31, 2006.(1)

              The Registrant's wholly owned subsidiary Bank of Tokyo-Mitsubishi UFJ also has a small representative office in Tehran, Iran staffed by seven employees (one employee seconded from Japan and six local employees as of March 31, 2006). This representative office's primary function is to collect local economic and political information, facilitate currency-exchange, deposit and other banking services with the Iranian central bank and support economic relief efforts by the Japanese government.

              The Registrant currently does not plan to increase significantly the size or alter the nature of its operations in Iran.

              COMMENT NO. 2. Please discuss the materiality of the business activities or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address a materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

              RESPONSE TO COMMENT NO. 2. The Registrant believes that its lending operations with entities in Iran do not constitute a material investment risk to its security holders. This conclusion is based on the Registrant's evaluation of the quantitative figures presented in the response to Comment No. 1 above, as well as qualitative factors such as the nature and impact of those lending operations on its corporate reputation and share value based on what a reasonable investor would likely consider material in making an investment decision with respect to the Registrant's securities.

              From a quantitative standpoint, the Registrant's lending operations with entities in Iran comprise a very minor portion of its overall lending business. As noted above, the total outstanding amount of such loans


--------
(1) Based on the Registrant's preliminary estimate of its total assets as of March 31, 2006. The Registrant is currently finalizing its U.S. GAAP financial statements for the fiscal year ended March 31, 2006, but does not expect any substantial deviation from the estimate.

U.S. Securities and Exchange Commission                                      3


made by the Registrant to entities in Iran represented less than 0.1% of its total assets as of March 31, 2006. Accordingly, the Registrant considers its operations in Iran to be quantitatively immaterial to its business, financial condition and results of operations.

              The Registrant further believes that qualitative factors do not render its operations with entities in Iran material. In reaching this conclusion, the Registrant has considered the nature of its operations with entities in Iran, as well as the potential reputational impact and potential impact on the value of its publicly traded shares of dealing with countries such as Iran in assessing whether and how such transactions should be disclosed in its filings with the Staff. The Registrant's lending operations with entities in Iran comprise an immaterial portion of its overall lending business, and to the best of its knowledge the funds provided to borrowers in Iran have been used primarily for financing of petroleum projects and general commercial trade. Accordingly, the Registrant does not believe that a reasonable investor would consider its lending operations with entities in Iran material when making an investment decision.

                  For the reasons described above, the Registrant does not believe that its past and current operations with entities in Iran should be considered a material investment risk to investors. Nevertheless, to enhance its ongoing disclosure of potential risks the Registrant proposes to include additional risk factor disclosure in its annual report on Form 20-F for the fiscal year ended March 31, 2006 substantially in the form set out in Annex A hereto. The Registrant will also carefully monitor its operations in Iran and any other country identified as a state sponsor of terrorism, and include in future Exchange Act filings any appropriate disclosure concerning those activities and the risks of doing business in those countries.

                                     * * *

              In connection with responding to the comments of the Staff, the Registrant acknowledges that:

              o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

              o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

              o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission                                      4


              Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.



                                                  Sincerely,

                                                  /s/ Tong Yu
                                                  --------------------------
                                                  Tong Yu



cc:     Donald A. Walker
        Pradip Bhaumik
             U.S. SECURITIES AND EXCHANGE COMMISSION

        Mitsubishi UFJ Financial Group, Inc.

U.S. Securities and Exchange Commission                                      5


                                    ANNEX A

              TRANSACTIONS WITH COUNTERPARTIES IN COUNTRIES DESIGNATED BY THE U.S. STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM MAY LEAD SOME POTENTIAL CUSTOMERS AND INVESTORS IN THE U.S. AND OTHER COUNTRIES TO AVOID DOING BUSINESS WITH US OR INVESTING IN OUR SHARES.

              We, through our banking subsidiary, engage in limited operations with entities in or affiliated with Iran and Cuba, including transactions with entities owned or controlled by the Iranian or Cuban governments, and the banking subsidiary has a representative office in Iran. The U.S. State Department has designated Iran and Cuba as "state sponsors of terrorism," and U.S. law generally prohibits U.S. persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Cuba and other countries designated as "state sponsors of terrorism" are designed to ensure compliance with both applicable Japanese and U.S. regulations.

              Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. In addition, we extend trade financing for general commercial purposes to a corporate entity affiliated with Cuba. We do not believe our operations relating to Iran and Cuba are material to our business, financial condition and results of operations, as the loans outstanding to borrowers in or affiliated with Iran and Cuba represented less than 0.1% of our total assets as of March 31, 2006.

              We are aware of initiatives by U.S. governmental entities and U.S. institutions such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have a significant adverse effect on our business or the price of our shares.